

January 24, 2011

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

      Re: **IceWEB, Inc.**
              Amendment No. 5 to Registration Statement on Form S-1
              Filed January 10, 2011
              File No. 333-167501

              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed December 29, 2010
              File No. 0-27865

Dear Mr. Signorello:

We have reviewed your amended registration statement and response letter and have the following comments. All references to prior comments refer to our comment letter dated December 23, 2010.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   Please be advised that all comments relating to our review of your Form 10-K must be resolved prior to the desired date of effectiveness of the Form S-1.

Executive Compensation

Summary Compensation Table, page 34

2.   We note that you have updated the executive compensation disclosure for the fiscal year ended September 30, 2010; however, it does not appear that you have included all of the information for Messrs. Gill and McNamee required by Items 401 and 402 of Regulation S-K. For instance, you have not identified the positions held by these named executive officers nor have you included information regarding how their compensation is determined, as you have for Messrs. Signorello and Lucky. Moreover, you have not included Messrs. Gill and McNamee in your Management discussion beginning on page

29. Please revise your filing to include all of the information required by Items 401 and 402 for these named executive officers or advise.

Exhibits and Financial Statement Schedules

3.   The exhibit index indicates that Exhibits 4.14, 5.1 and 23.2 were previously filed. However, it does not appear that these exhibits have been filed as yet. Please file the exhibits with your next amendment, or tell us when you expect to file these exhibits pre-effectively.

Exhibit 23.1

4.   It appears that the consent of Sherb & Co., LLP is dated January 10, 2010 instead of January 10, 2011. Please refile an appropriately dated auditor's consent with your next amendment.

Form 10-K for the Fiscal Year Ended September 30, 2010

Report of Registered Independent Public Accounting Firm, page 25

5.   We note that your independent accounting firm appears to be taking responsibility for the consolidated financial statements as noted in the first paragraph by the statement that "these consolidated financial statements are the responsibility of our management." Please revise accordingly to include a report that complies with AU Section 508 that includes a statement, if true, that the financial statements are the responsibility of the company's management.

Consolidated Statements of Operations, page 27

6.   We note your response to prior comment 1 and your revised consolidated statement of operations where you present other expenses after the loss from continuing operations and gain from discontinued operations.   To the extent other expenses relate to continuing operations, please revise to include other expenses in loss from continuing operations or alternatively, if a portion of interest expenses relates to discontinued operations, please revise to allocate the expense accordingly. Please note that after allocating non-operating expense, earnings (loss) per share should also be revised. Please refer to ASC 205-20-45.

Notes to Consolidated Financial Statements

General

7.   We note your response to prior comment 2. In your response you indicate that future filings will be revised to disclose the discount on the trading price of the VOIS shares you purchased and the impact that the illiquid nature of the investment and the lack of other

willing buyers had on the purchase price, however we are unable to locate this disclosure. Please revise accordingly.

Note 14 – Investments

(b) Gains and Losses on Investments, page 49

8.   We note your response to prior comment 3 and your revised disclosure where you present the fair value VOIS restricted stock and the discount for the effect of the restriction in two separate categories of the fair value hierarchy table. It appears that the net fair value of the restricted stock should be categorized in level 3 due to the use of unobservable inputs to determine the fair value of the restriction. Please refer to ASC 820-10-50 and revise accordingly.

Please contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel